SEC 1746 (1-06)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

UNIVERSAL PROPERTY DEVELOPMENT & ACQUISITION CORPORATION
___________________________________________________________________
(Name of Issuer)

COMMON STOCK
__________________________________________
(Title of Class of Securities)

91379U105
_________________________________________
(CUSIP Number)

Christopher J. McCauley
14255 U.S. Highway 1, Suite 240
Juno Beach, FL 33408
(561) 630-2977
____________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 27, 2007
____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 91379U 10 5

1.		Names of Reporting Persons.

Mr. Kamal Abdallah

I.R.S. Identification Nos. of above persons (entities only).

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	Not applicable.
(b)	Not applicable.

3.		SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.		Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	302,615,555*
Shares Bene-
ficially by	8.	Shared Voting Power	0
Owned by Each
Reporting	9.	Sole Dispositive	302,615,555*
Person With
	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	302,615,555*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.		Percent of Class Represented by Amount in Row (11)	25.4%*

14.		Type of Reporting Person (See Instructions)

IN

*The reporting person owns 180,000 restricted shares of UPDA Series A Convertible Preferred Stock and 1,500 shares of UPDA Series B
Convertible Preferred Stock (the "Preferred Stock"), which are convertible into 210,000,000 restricted shares of UPDA common stock. All of Mr.
Abdallah's shares of Preferred Stock are currently convertible. As required by SEC rules, the share numbers and percentages noted above assume that all of the shares of Preferred Stock beneficially owned by the reporting person have been converted to common stock.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.001 per share, of Universal Property Development & Acquisition
Corporation ("UPDA"). UPDA has its principal executive offices at 14255 U.S. Highway 1, Suite 240, Juno Beach, FL 33408.

Item 2. Identity and Background

This Amendment No. 2 to Schedule 13D is being filed by Mr. Kamal Abdallah on an individual basis. Mr. Abdallah is currently the Chief Executive
Officer and President of UPDA and he has held those positions since March 7, 2005. Mr. Abdallah is also Chairman of the board of directors of
UPDA and has been on that board since March 7, 2005. Mr. Abdallah's business address is the UPDA principal executive office at 14255 U.S.
Highway 1, Suite 240, Juno Beach, FL 33408.

During the last five years, Mr. Abdallah has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or could have resulted in,
Mr. Abdullah being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Abdallah is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On December 27, 2007, the board of directors of UPDA issued 100,000 shares of UPDA Series A Convertible Preferred Stock (the "Series A
Preferred") and 1,500 shares of UPDA Series B Convertible Preferred Stock (the "Series B Preferred") to Mr. Abdallah in satisfaction of an outstanding debt owed to Mr. Abdallah by UPDA in the amount of $2,500,000. In the above issuance, the consideration paid for the shares issued was the elimination of an outstanding liability owed by UPDA to Mr. Abdallah. As such no funds were required to be paid by Mr. Abdallah to
UPDA in the above transaction. Each share of the Series A Preferred is convertible into 1,000 shares of UPDA common stock. As such, the 100,000 shares of Series A Preferred issued to Mr. Abdallah in this transaction are currently convertible into 100,000,000 shares of UPDA common stock.
Each share of the Series B Preferred is convertible into 20,000 shares of UPDA common stock. As such, the 1,500 shares of Series B Preferred issued to Mr. Abdallah in this transaction are currently convertible into 30,000,000 shares of UPDA common stock.

On June 14, 2007, the board of directors of UPDA issued an aggregate of 40,555,555 shares of its common stock to Mr. Abdallah in satisfaction of salary and bonuses owed to Mr. Abdallah in the amount of $2,027,778 for his services as the company's Chairman, CEO, and President. On June 15,
2007, the board of directors of UPDA issued an aggregate of 50,000,000 shares of its common stock to Mr. Abdallah in satisfaction of an outstanding debt owed to Mr. Abdallah by UPDA in the amount of $1,000,000. In each of the above issuances the consideration paid for the shares issued was the elimination of an outstanding liability owed by UPDA to Mr. Abdallah. As such no funds were required to be paid by Mr. Abdallah to UPDA in either of the above transactions.

On August 4, 2005, Mr. Abdallah purchased an aggregate of 80,000 shares of UPDA Series A Preferred stock from UPDA for an aggregate purchase price of $800,000. Each share of the Series A Preferred is convertible into 1,000 shares of UPDA common stock. As such these shares of Series A
Preferred stock acquired by Mr. Abdallah are currently convertible into 80,000,000 shares of UPDA common stock. Mr. Abdallah paid for these shares of Series A Preferred stock by transferring securities owned by him with an aggregate market value of $800,000 to UPDA. This transfer occurred on August 4, 2005.

In March 2005, Mr. Abdallah acquired an aggregate of 100,000 shares of UPDA common stock from UPDA for an aggregate purchase price of
$100,000. Mr. Abdallah paid for these shares of common stock with cash from his personal funds.

During its fiscal year 2005, UPDA issued 1,960,000 shares of UPDA common stock to Mr. Abdallah in lieu of the salary, fees and bonuses that he were owed for his services as the company's Chairman, CEO, and President.

All of the above described issuances of UPDA common stock and Preferred Stock to Mr. Abdullah were approved by the board of directors of
UPDA.

Item 4. Purpose of Transaction

Mr. Abdallah engaged in the above described transactions in order to provide UPDA with working capital for its operations and to help reduce the company's use of cash for the payment of debts, salaries, fees and bonuses owed to Mr. Abdallah. Mr. Abdallah will seek to implement strategies for
UPDA to grow its existing business base. At the present time, Mr. Abdallah considers the shares of common stock and Preferred Stock of UPDA owned by him (collectively, the "Shares") to be an attractive long term investment and, accordingly, subject to the conditions set forth below, he currently intends to continue to hold the Shares. However, subject to the restrictions of applicable federal and state securities laws, Mr. Abdallah may in the future purchase additional Shares or sell Shares, as appropriate, either in the open market or in privately negotiated transactions.

Except as described above, Mr. Abdallah does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of UPDA, or the disposition of securities of UPDA;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UPDA or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of UPDA or any of its subsidiaries;

(d)	Any change in the present board of directors or management of UPDA, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of UPDA;

(f)

Any other material change in UPDA's business or corporate structure including but not limited to, if UPDA is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g)	Changes in UPDA's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UPDA by any person;

(h)

Causing a class of securities of UPDA to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of UPDA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Mr. Abdallah currently owns 92,615,555 shares of UPDA common stock, 180,000 shares of Series A Preferred stock and 1,500 shares of Series B
Preferred stock that are currently convertible into shares of UPDA common stock.

Each share of Series A Preferred stock is convertible into 1,000 shares of UPDA common stock and the holders of shares of Series A Preferred stock are entitled to vote in all matters presented to the common shareholders of UPDA on an "as converted" basis. Accordingly, 180,000,000 shares of
UPDA common stock are issuable to Mr. Abdallah upon the conversion of the shares of Series A Preferred stock owned by Mr. Abdallah, and Mr.
Abdallah is entitled to vote those shares in all matters presented to UPDA's common shareholders.

Each share of Series B Preferred stock is convertible into 20,000 shares of UPDA common stock and the holders of shares of Series B Preferred stock are entitled to vote in all matters presented to the common shareholders of UPDA on an "as converted" basis. Accordingly, 30,000,000 shares of
UPDA common stock are issuable to Mr. Abdallah upon the conversion of the shares of Series B Preferred stock owned by Mr. Abdallah, and Mr.
Abdallah is entitled to vote those shares in all matters presented to UPDA's common shareholders.

Therefore, the 92,615,555 shares of UPDA common stock currently owned by Mr. Abdallah, aggregated with the 180,000,000 shares of common stock underlying Mr. Abdallah's Series A Preferred stock and the 30,000,000 shares of common stock underlying Mr. Abdallah's Series B Preferred stock that are beneficially owned by Mr. Abdallah, constitute 25.4% of UPDA's currently outstanding voting capital stock.

Mr. Abdallah has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition with respect to all such shares of common stock that Mr. Abdallah is deemed to beneficially own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 16, 2008

Signature:	/s/ Kamal Abdallah

Name/Title:	Kamal Abdallah